United States Cellular Corporation

8410 West Bryn Mawr Avenue

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR

July 14, 2010

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:      United States Cellular Corporation

            Form 10-K for the Fiscal Year ended December 31, 2009; and
            Form 10-Q for the Period Ended March 31, 2010

            Filed February 25, 2010 and May 10, 2010, respectively

            File No. 1-09712

Dear Mr. Spirgel:

Reference is made to your letter dated May 18, 2010 to Steven T. Campbell, Executive Vice President-Finance, Chief Financial Officer and Treasurer, of United States Cellular Corporation (“Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings.  The Company provided responses to such comments in a letter dated June 2, 2010.  Subsequently, at the request of Joe Cascarano, SEC Staff Accountant, representatives of the Company, its parent, Telephone and Data Systems, Inc., and their independent public accounting firm, PricewaterhouseCoopers LLP, held a call with representatives of the SEC on July 1, 2010 relating to the Company’s response to Comment 2.  As requested by the SEC Staff on that call, this letter provides the following information with respect to Comment 2:

•        A copy of the valuation report with respect to the fair value of U.S. Cellular’s indefinite-lived intangible assets dated as of November 1, 2009 prepared by Marsh Inc., the Company’s valuation consultant. (EXHIBIT A)

•        A summary of the weighted average cost of capital (“WACC”) of the three largest national market participants in the wireless industry using several different estimation techniques and/or data sources.  The various estimates show the WACC for these market participants to generally be in the range of 6.5% to 7.5% versus the 10% WACC (excluding the company specific risk premium) used by the Company in its license impairment testing. (EXHIBIT B)

In connection with responding to the SEC Staff’s comments, the Company acknowledges that

   The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•        The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers LLP.  If you have any questions, please contact me at (773) 399-4850 or Kenneth R. Meyers, Chief Accounting Officer, at (312) 592-5304.

Yours truly,

United States Cellular Corporation

By:  /s/ Steven T. Campbell______________
        Steven T. Campbell

        Executive Vice President-Finance,

       Chief Financial Officer and Treasurer

cc:       Kenneth R. Meyers

EXHIBIT A

Valuation Report

Such Exhibit A has been provided as Exhibit A to the correspondence letter from Telephone and Data Systems, Inc. (“TDS”) to the Securities and Exchange Commission dated July 14, 2010. TDS is the parent company of United States Cellular Corporation.

EXHIBIT B

Weighted Average Cost of Capital for Market Participants

Such Exhibit B has been provided as Exhibit B to the correspondence letter from Telephone and Data Systems, Inc. (“TDS”) to the Securities and Exchange Commission dated July 14, 2010. TDS is the parent company of United States Cellular Corporation.